Filed by Ensco plc Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Pride International, Inc. Commission File No: 001-13289 Conference Call Transcript Q4 2010 Ensco plc Earnings Conference Call Event Date/Time: Feb 24, 2011 / 04:00PM GMT

Final Transcript

CORPORATE PARTICIPANTS
Sean O’Neill
Ensco plc — VP of IR
Dan Rabun
Ensco plc — Chairman, President and CEO
Jay Swent
Ensco plc — SVP and CFO
Carey Lowe
Ensco plc — SVP
Bill Chadwick
Ensco plc — EVP and COO
CONFERENCE CALL PARTICIPANTS
Collin Gerry
Raymond James — Analyst
Robert MacKenzie
FBR Capital Markets — Analyst
Arun Jayaram
Credit Suisse — Analyst
Ian Macpherson
Simmons & Company — Analyst
Max Barrett
Tudor, Pickering, Holt & Co. — Analyst
Scott Gruber
Sanford Bernstein — Analyst
Phil Dodge
Tuohy Brothers — Analyst
Jud Bailey
Jefferies & Company — Analyst
PRESENTATION

Operator
Greetings and welcome to the Ensco plc fourth-quarter and year-end 2010 earnings conference call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. (Operator Instructions). As a reminder, this conference is being recorded.
It is now my pleasure to introduce your host, Mr. Sean O’Neill, Vice President of Investor Relations for Ensco. Thank you, Mr. O’Neill, you may begin.

Sean O’Neill - Ensco plc — VP of IR
Thank you, operator, and welcome, everyone, to Ensco’s fourth-quarter 2010 conference call. With me today are Dan Rabun, CEO; Bill Chadwick, our COO; Jay Swent, our Chief Financial Officer, as well as other members of our executive management team.
We issued our earnings release, which is available on our website at enscoplc.com. Later today, we plan to file our SEC Form 10-K. As usual, we will keep our call to one hour.

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Any comments we make about expectations are forward-looking statements and are subject to risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our earnings release and SEC filings on our website that define forward-looking statements and list risk factors and other events that could impact future results and disclose important additional information regarding the transaction that will be filed with the SEC.
Also, please note that the Company undertakes no duty to update forward-looking statements. As a reminder, our most recent fleet status report was issued on February 15.
Now, let me turn the call over to Dan Rabun, Chairman and CEO.

Dan Rabun - Ensco plc — Chairman, President and CEO
Thanks, Sean, and good morning, everyone.
Before Jay takes us through the financial results, I will discuss 2010 highlights, our recent announcement to acquire Pride, and the state of our markets.
2010 was a challenging year for our industry, and I’m extremely proud of our employees for their performance in facing these challenges.
We started the year transitioning our global headquarters from Dallas to London, and a year later, I can tell you the relocation went very smoothly. The advantages of moving to London are even greater than we expected in terms of customer contact, management oversight, and the benefits of a more competitive tax position, including greater flexibility in terms of completing M&A transactions.
In April of last year, we announced a major increase to our regular quarterly cash dividend, given our strong financial position and favorable outlook for offshore drilling. The dividend increase was extremely well received by investors, and our Board intends to maintain the $0.35 per share quarterly dividend on an ongoing basis following the close of the Pride acquisition.
Our industry then faced the Macondo incident, and we have been confronting the fallout ever since. For Ensco, I believe the challenges from Macondo have highlighted the strength of our organization.
We were the first to receive recertification of our deepwater rigs by regulators. The strength of our deepwater drilling contracts became evident. Our jackups were the first to drill a new gas well and a new oil well after the moratorium was lifted. And we gained new deepwater customers for our rigs through sublets, including work for Tullow in French Guiana.
Our rig personnel, shore-based marketing teams, other employees, as well as our legal department and many others pulled together to make the best of a very difficult situation, and we are proud of their accomplishments.
In July, we underscored our commitment to high-grading our premium jackup fleet through our purchase of ENSCO 109. It was a precursor to new rigs being ordered months later by competitors. Ensco recently ordered two ultra-premium harsh-environment jackups, with options for two more. We also sold four jackups last year as part of our high-grading strategy.
In August, ENSCO 8502 completed acceptance testing after having been delivered earlier in the year, and ENSCO 8503 was also delivered in 2010, bringing our active ultra-deepwater fleet to five rigs.
The fleet is now the youngest in the industry. Recently, our first deepwater rig, ENSCO 7500, was awarded a multiyear contract in Brazil with Petrobras, a major new customer for our Company.
2010 was also a good year in terms of safety. Previously, I have underscored the importance of safety and its strong ties to operational excellence, reliability and customer satisfaction.
I’m extremely pleased that our rig crews and the entire workforce achieved an extremely low incident rate in 2010, consistent with our strong performance in 2009 and significantly better than the industry average.

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These are all major accomplishments that put us in an excellent position to announce our planned acquisition of Pride. Since we made the announcement just two weeks ago, I won’t add much, other than to say our subsequent meetings with Pride confirm that we expect to achieve all the contemplated benefits from the proposed combination. Our two organizations fit together extremely well in terms of geographic scope, customers and fleet composition. And the combined Company will be able to take advantage of many new opportunities.
In terms of cost savings, we mentioned that we anticipate at least $50 million of cost savings. And let me remind everyone, that estimate is solely for the consolidation of the corporate staff departments. We have already announced that our Dallas office will be closed and transition to Houston.
Now let me discuss the markets. Deepwater markets outside the US Gulf of Mexico have ramped up with new business opportunities for work in 2011 and beyond. Work scopes range from a few wells to multiple years in West Africa, Brazil, Southeast Asia, Mexico and the Mediterranean.
If all work is awarded, the ultra-deepwater floater market will see very good utilization in 2011. As a result, we feel good about contracting opportunities for ENSCO 8504 that will be delivered later this year, as well as ENSCO 8505 and ENSCO 8506 that will be delivered next year.
In the US Gulf of Mexico, despite the lifting of the deepwater drilling moratorium in October, the only permits that have been issued were for remedial work such as completions and P&As. ENSCO 8502 operated for Marubeni on a sublet under one of these permits for recompletion work.
Only a few deepwater rigs are currently performing operations in the US Gulf, and seven rigs have left to work in other locations — some under existing contracts, others under temporary suspension or following contract termination. ENSCO 8503, for example, is mobilizing to French Guiana to work for Tullow under a sublet agreement.
The industry continues to work with operators and government regulators to provide solutions that might facilitate deepwater drilling permits being issued. Last week, a court in New Orleans ordered the BOEM to act on five pending permit applications submitted by ENSCO customers no later than the middle of next month, and we hope this may help to restart permits being issued in the Gulf.
On the jackup side, in the US Gulf of Mexico, marketwide premium jackup utilization is 57%, including cold-stacked rigs as some operators continue to have challenges securing permits. Ensco now has nine jackups in the region following ENSCO 81’s return from Mexico. All of our marketed rigs in the Gulf are under contract, and five of them are contracted into midyear or beyond. In most cases, we have negotiated higher dayrates.
In Mexico, our four rigs are contracted to PEMEX, with terms into 2012. So we are in a very good competitive position. PEMEX currently has several open tenders that call for multiple jackups. The contract terms vary from less than a year to two years, and this demand is positive for the overall market.
Conversely, the Middle East continues to be a challenging region, and demand has been relatively flat. Recently, though, Saudi Aramco issued 11 tenders, most of which are against incumbent rigs. However, one is likely an incremental requirement since it calls for a 10K rig with a cantilever reach that exceeds the capabilities of current rigs working for Aramco. They may issue another tender for an ultrahigh-spec gas rig, and a few other tenders may be forthcoming from operators in the Partitioned Neutral Zone.
In India, there are a few short-term programs out for tender, which will likely be awarded to warm-stacked rigs in the region.
The Southeast Asian market has continued to be active. Two long-term programs were tendered in Indonesia during the fourth quarter, and we anticipate a few more long-term and short-term tenders to be issued for work commencing later in 2011.
Malaysia also has several opportunities for long-term HPHT work in the latter half of 2011. Australia may require one or two jackups for work through 2012, and there may be even more demand for high-specification rigs in 2013 and beyond.
While jackup utilization for Ensco in the North Sea will be lower in the first quarter due to some gaps between contracts, the market shows signs of recovery, with increased tendering activity for work beginning midyear. And we expect nearly full utilization for our jackups in the North Sea for the second half of 2011.
Market forecasts are predicting demand increasing for heavy-duty units in the Central North Sea in the second half of 2011, and there is significant interest and demand in the Southern North Sea for standard-duty rigs with work commencing in the spring and summer months.

Final Transcript

In the Mediterranean, a few new inquiries currently exist for short-term programs, and we are actively working on two long-term opportunities, although civil unrest in the region could create challenges for operators to move forward with their plans. In general, we anticipate that the market will continue to be oversupplied in 2011.
Now, before I hand it over to Jay, let me make a few summary comments. The permitting situation in the US Gulf, and civil unrest in the Middle East and North Africa, have added some variability to our outlook in the short term, but our employees have done an excellent job working to address these challenges.
Since our last earnings call, we have signed contracts and extensions that added more than 21 years of rig time to our jackup backlog. The dayrates increase from the previous rates in over half of these contracts.
The deepwater market has seen a significant uptick in demand, and overall, we see our deepwater and jackup rig utilization improving throughout the year. If we see oil prices trade in their recent range, we believe it will be very positive for rig utilization around the world.
Now I will turn it over to Jay.

Jay Swent - Ensco plc — SVP and CFO
Thanks, Dan. My comments today will cover details of our fourth-quarter results, our outlook for the first quarter and full year 2011, a review of our financial position, and a brief discussion regarding the Pride acquisition.
Let’s start with some items that influenced fourth-quarter results. As discussed on our last conference call, the exact amount and timing of revenue recognition for ENSCO 7500’s lump-sum demobilization fee from its prior contract was unclear. However, as we reported in our February 2 press release, the recent contracting of ENSCO 7500 with Petrobras allowed us to recognize the $26 million demobilization fee as revenue during the fourth quarter versus an earlier projection that it would be recognized in the first quarter of 2011.
For ENSCO 8502, you will recall that we were in a dispute with our customer, Nexen, regarding exactly when the contract commenced. In our third-quarter results, we deferred revenue for 8502 for the period August 13 through September 30 that has now been recognized in fourth-quarter results.
ENSCO 60, which was placed into discontinued operations in third quarter 2010, was sold in the fourth quarter for approximately $26 million, and we recognized a pretax gain of $6 million. The rig will not be used by the buyer as a drilling unit, so it will be taken out of the overall rig supply.
Now I will discuss our fourth-quarter results versus prior year. Earnings from continuing operations were $0.90 per share, down from $1.40 a year ago. We had a gain of $0.03 per share from discontinued operations in the quarter, primarily related to the sale of ENSCO 60, compared to $0.06 per share a year ago. Fourth-quarter earnings per diluted share were $0.93 compared to $1.46 last year.
Total revenue for the quarter was $409 million, an 18% decrease from last year. Deepwater revenues declined 8% to $113 million, driven by ENSCO 7500, which is currently undergoing upgrades in a shipyard, partially offset by the $26 million demob fee and the ENSCO 8502 being added to the active fleet.
Jackup segment revenues decreased by approximately 21%. Average jackup dayrates were down $27,000 year over year to $102,000, as shown in our earnings release. Jackup utilization in the fourth quarter was 75%, up slightly from 74% a year ago.
Total contract drilling expense increased 6% year to year. Deepwater segment contract drilling expense was $8 million lower or down 18%, due to lower expenses, primarily for ENSCO 7500 that is now in the shipyard, partially offset by ENSCO 8502 commencing operations.
Jackup segment contract drilling expense appears to have grown $18 million versus a year ago. However, the prior year includes an $18 million reduction in the allowance for doubtful accounts for ENSCO 69 due to collections from PDVSA. So contract drilling expense adjusted for this item was flat year over year.

Final Transcript

Now let’s discuss quarterly trends by comparing fourth-quarter 2010 sequentially to third quarter 2010. Fourth-quarter revenue decreased 5% to $409 million. This decrease is attributable to a $23 million or 7% decrease in jackup segment revenues, driven by a 4 percentage point decrease in utilization to 75% and a $3000 decline in average dayrate to $102,000.
The jackup segment revenue decrease was partially offset by an increase in deepwater revenues of $3 million. This was mainly due to recognizing a $26 million demobilization fee for ENSCO 7500 and the commencement of ENSCO 8502 on August 13, partially offset by ENSCO 7500 being in a shipyard during the fourth quarter.
Total contract drilling expense declined $9 million sequentially from the third quarter, mostly due to the decline in drilling expense for ENSCO 7500 due to its shipyard stay.
Looking at other expenses, depreciation increased $2 million with the addition of ENSCO 8502. G&A expense increased $2 million due to higher professional fees, mostly related to legal entity restructuring that benefited the effective tax rate for the full year, and costs related to preliminary work on the Pride transaction.
The effective tax rate in the fourth quarter was 8%, which is significantly below our prior guidance due to several items, the most prominent of which was the benefit from the 2010 Tax Extenders legislation in December. We also recognized benefits from accelerating our redomestication.
For the full year, the effective tax rate was approximately 15%.
Now let’s discuss the first-quarter outlook. Based on our current outlook, first-quarter revenues are expected to decline approximately 12%. Deepwater segment revenue is projected to decline by approximately 18%, primarily due to the $26 million lump sum demobilization fee recognized in the fourth quarter, partially offset by increasing revenue for ENSCO 8503 and ENSCO 8500 recording more operating days in the first quarter.
For jackups, the average reported dayrate is projected to decline further as a result of older contracts rolling off to current lower market dayrates. Leading-edge dayrates have been firming, though, and we have seen increases in dayrates in some regions.
Jackup utilization is projected to be in the low 70% range in the first quarter since some rigs have downtime between contracts, especially in the North Sea, where several programs are scheduled to begin in midyear. Also, civil unrest in Tunisia has negatively influenced contracting opportunities for two of our rigs that have worked in the region.
Moving to expenses, we anticipate first-quarter 2011 total contract drilling expense will increase by approximately $8 million from the fourth quarter. This increase is driven by the addition of ENSCO 8503 to the fleet, and shipyard work for ENSCO 92 in the North Sea, which already has contracts in place for work later in the year.
Depreciation expense should increase by about $2 million to $59 million, with ENSCO 8503 commencing operations. We anticipate G&A expense will increase $4 million to approximately $27 million in the first quarter due to professional fees related to the Pride acquisition.
Our first-quarter effective tax rate is projected to be in the 15% range.
Now let’s move to the outlook for full-year 2011 for Ensco on a standalone basis. Deepwater revenues are estimated to be approximately $575 million to $625 million, up significantly from $475 million in 2010. The range is due to the permitting situation in the US Gulf of Mexico. We anticipate ENSCO 8504 will be contracted before being delivered later in the year and will commence operations in December.
Turning now to jackups, on average, 2011 utilization is expected to increase slightly to the high 70% range. As I just mentioned, first-quarter utilization will be lower, but in the second half of the year, we expect utilization to have increased substantially to the low 80% range, based on backlog in place and anticipated customer demand.
With respect to contract drilling expense, we expect a significant increase in the number of operating days for our semi fleet, and deepwater segment contract drilling expense is forecasted to increase approximately $50 million. Contract drilling expense for the jackup fleet will increase approximately 2%, due in part to the anticipated rise in utilization.

Final Transcript

Depreciation is projected to increase to approximately $250 million with the addition of our new ultra-deepwater rigs. G&A expense is anticipated to be approximately $90 million, reflecting higher professional fees associated with the acquisition of Pride. However, this does not include professional fees that are contingent upon the closing of the acquisition.
Our effective tax rate is projected to be approximately 14% for the full year.
2011 capital spending, which of course is subject to change throughout the year, is forecasted to be $510 million. This breaks down as follows — $285 million is committed to new rig construction; $125 million is for rig enhancements; and $100 million is for sustaining projects.
We ended the year with $1.1 billion of cash and a 4% leverage ratio. For 2012, we believe the potential earning power for Ensco on a standalone basis is substantially higher than our outlook for 2011, assuming permits begin to be issued in the Gulf of Mexico during 2011 and our new semis are contracted before they are delivered.
Assuming that our jackup fleet achieves utilization in the low 80% range — which is the run rate we expect to see by the fourth quarter of this year — and our tax rate is maintained below 15% in 2012, as we anticipate, Ensco’s standalone EPS should be in the range of $5 per share.
Our estimated pro forma EPS for 2012 on a combined basis with Pride is more than 10% accretive to our standalone estimate.
As Dan mentioned, our accomplishments in 2010 put us in an excellent position to acquire Pride. We believe the acquisition will be very favorable for customers and employees of both companies, and especially for our shareholders, since it will be accretive to both earnings and cash flow.
Our investment-grade ratings have been reaffirmed, and we will have a more efficient financial structure, with more of our capital invested in some of the youngest and most capable assets in the deepwater and jackup markets, which is the primary driver between our accretion estimates.
And we will have an immediately expanded customer base, covering the largest and fastest-growing markets into which we can deploy our high-quality fleet.
Total backlog for the combined Company will be approximately $10 billion. We believe the combination of more customers in more markets with one of the youngest fleets will give us a major advantage versus competitors that will translate into industry-leading utilization and dayrates.
Now I will turn the call back over to Sean.

Sean O’Neill - Ensco plc — VP of IR
Thanks, Jay. As a reminder, Ensco and Pride will be operating as two independent companies until the closing of the acquisition. So we will not be taking any questions regarding the acquisition.
However, in the next week or two, we will be filing our Registration Statement, including a Joint Proxy Statement Prospectus with the SEC.
Now, operator, please open it up for questions.
QUESTION AND ANSWER

Operator
(Operator Instructions). Colin Gerry, Raymond James.

Collin Gerry - Raymond James — Analyst

Final Transcript

Good morning; maybe good afternoon where you are. So, Dan, you mentioned a significant uptick in deepwater demand in your statements. I wonder if you could qualify that, and maybe give us a little bit more flavor geographically where, and maybe what that means for the 8500 Series that we are seeing delivered in 2012.

Dan Rabun - Ensco plc — Chairman, President and CEO
Sure. Let me refer that question over to Carey Lowe, who runs our deepwater business.

Carey Lowe - Ensco plc — SVP
Yes, Colin, we have, over the past quarter and probably starting in the quarter before that, we’ve seen an uptick in the number of inquiries and tender requests. And when talking to our customers, we are hearing about programs that will come out in the near future as well. So that’s the basis for our statement that we see an improving demand situation.

Collin Gerry - Raymond James — Analyst
And is that, if you kind of look at the semi versus drillship debate, is it leaning towards one side or the other?

Carey Lowe - Ensco plc — SVP
No, it’s not. You see requests for both. You see some that are just agnostic. There’s no specific request.

Collin Gerry - Raymond James — Analyst
Okay. Switching gears to the jackup market, I guess first question is, any appetite to exercise those options or maybe pursue a different design and build more jackups over the next few months?

Bill Chadwick - Ensco plc — EVP and COO
This is Bill Chadwick. We are very enthusiastic about the capabilities of the two units we are contracting for now. So we have a lot of interest in those options. We have a lot of interest in the capabilities of this new configuration.
Certainly, if we continue to talk to customers and determine what their specific requirements are, we will consider all options, including some different designs. But right now, we are very enthusiastic about these enhanced Super A class that we’re building and that we have options on some additional units.

Collin Gerry - Raymond James — Analyst
Okay. And just a point of clarification — are those Norway-capable jackups?

Bill Chadwick - Ensco plc — EVP and COO
These units are not being built to Norwegian specs. They are being built to specifications to work in all of the other jurisdictions in Europe and the North Sea, including Denmark. But these are not being outfitted to Norwegian specifications at this time.

Collin Gerry - Raymond James — Analyst
All right, appreciate the color. Thanks, guys.

Final Transcript

Operator
Robert MacKenzie, FBR Capital Markets.

Robert MacKenzie - FBR Capital Markets — Analyst
A question for you on how you think about newbuilds. Going forward here, obviously in the wake of Pride, I recognize you’re not going to talk about the pending merger there, but how do you think about, A., what type of rig you might be interested in building now; and B., the possibility or likelihood of whether you might do some of that either before the merger closes or wait till it actually closes? And how you think about spec building, either for jackups or deepwater rigs?

Jay Swent - Ensco plc — SVP and CFO
Well, Rob, I guess there’s been a certain amount of conversation already this morning around capital discipline and newbuilds. And I guess I would say the ultimate discipline is being a consolidator as opposed to a newbuilder.
I think the way we view it is, we would much rather be taking existing supply out of the market. And if you look at what we’ve done over the last year, you know, we took a run at the Scorpion assets, which were existing assets. I think we showed some discipline there in that we thought the price was getting a little too frothy. We bought the ENSCO 109 this year, and now we are talking about the Pride transaction.
So I think our view at the moment is, we are pretty satisfied with the deepwater fleet that we will have when we put the two companies together. And as Bill kind of indicated, we still see some opportunity to enhance the jackup fleet.
And I think our view there has always been, those are long-lived assets. We believe in that market, and we don’t really feel like we need to have a contract to build against, necessarily. We are comfortable to build those on spec. I’ve always said, if you need a contract to build a jackup, you probably shouldn’t be building the jackup.

Robert MacKenzie - FBR Capital Markets — Analyst
Thanks. And what are you seeing in terms of what type of jackup might you be interested in building going forward? There’s been a lot of debate as to what the jackup of the future is. What’s your view on that topic?

Dan Rabun - Ensco plc — Chairman, President and CEO
Well, let me have Bill touch on that.

Bill Chadwick - Ensco plc — EVP and COO
Well, I spoke to that a little bit just a moment ago. We think that the Super A class, with the enhancements that we have integrated into the two rigs that we just announced, is a very capable and a very cost-effective unit for a very high percentage of the jackup operating areas in the world. So we are very enthusiastic about that.
That having been said, I think we also see that operators are looking at pushing jackup operations into increasingly challenging environments. So we are talking to them on a continuous basis. And I think we’ve got a pretty talented engineering group here that’s capable of evaluating the different designs to make sure that we are going to continue to offer what it is that operators are looking for going forward. And there are no restrictions on that. We will evaluate anything that we think will do the job on a cost-effective basis.

Robert MacKenzie - FBR Capital Markets — Analyst
Great, thanks. I will let someone else have a turn.

Final Transcript

Operator
Arun Jayaram, Credit Suisse.

Arun Jayaram - Credit Suisse — Analyst
Jay, can you reiterate your earnings guidance that you provided? I thought I heard you say $5 in earnings per share, but I’m just trying to get a sense of what year you were mentioning.

Jay Swent - Ensco plc — SVP and CFO
I guess that would be helpful, wouldn’t it? Perhaps I wasn’t clear enough, Arun. We were talking about 2012.

Arun Jayaram - Credit Suisse — Analyst
Okay, that’s what I thought. I just wanted to make sure I clarified that.
Dan seemed to be more upbeat about the deepwater market or ultra-deepwater market. You know, to date, we’ve seen more of the contract announcements being shorter term in nature, perhaps one year, etc. Are you seeing any more interest in longer-term opportunities?

Dan Rabun - Ensco plc — Chairman, President and CEO
Yes, there are several multi-year opportunities that are in the marketplace right now for tender. There are quite a few shorter term as well. So I think there’s a good mixture. But I think you’re more likely to see terms in the two-year range. That seems to be kind of about where a lot of these programs are.

Arun Jayaram - Credit Suisse — Analyst
Okay. And, Dan, obviously seeing a lot of newbuild activity in the deepwater floater market and the jackup market. Are you getting concerned about the number of units being ordered with the shipyards?

Dan Rabun - Ensco plc — Chairman, President and CEO
You know, Arun, the answer is no. I mean, if you look at what we view — our forecast of deepwater demand going forward, we think there will be plenty of opportunities for those rigs to work.

Arun Jayaram - Credit Suisse — Analyst
Okay. And last question, Jay, I don’t believe the preliminary proxy for the merger is out yet. Can you give us a sense of when that could be issued?

Jay Swent - Ensco plc — SVP and CFO
It’s probably going to be in the next week or so, Arun.

Arun Jayaram - Credit Suisse — Analyst
Okay, that’s helpful. Thanks, guys.

Final Transcript

Operator
Ian Macpherson, Simmons.

Ian Macpherson - Simmons & Company — Analyst
A couple questions. Jay, with your deepwater revenue guidance, can you say if the high end and/or the low end included any participation of the 8504?

Jay Swent - Ensco plc — SVP and CFO
Yes.

Ian Macpherson - Simmons & Company — Analyst
Both?

Jay Swent - Ensco plc — SVP and CFO
Yes, it does, but only a very slight amount. Obviously, that rig is not delivered until late in the year.

Ian Macpherson - Simmons & Company — Analyst
Okay. Does the low end include the 8504?

Sean O’Neill - Ensco plc — VP of IR
The range obviously includes all the rigs, Ian. We don’t want to do it on a rig-by-rig basis, but we wanted to give you the sense of our outlook at this point, what the range could be. The range is mostly driven by the outlook for the US Gulf of Mexico. If permits are issued sooner, you’re at the higher end of the range. If it takes a little longer, you are at the lower end of the range.

Ian Macpherson - Simmons & Company — Analyst
Got it, thanks. And then I also wanted to follow up on the North Sea jackup market. I got the sense that we might, from your utilization commentary, that we might actually see some pricing power there with dayrates in the second half. Or is that premature to assume?

Dan Rabun - Ensco plc — Chairman, President and CEO
Yes, I think just take a look at our rig contracts status report. I think we are pretty well contracted starting in the middle of the year. And based on what we are seeing, I would expect that you could probably see some pricing momentum in the second half of the year.

Ian Macpherson - Simmons & Company — Analyst
Great. Okay, thank you.

Operator
Max Barrett, Tudor, Pickering, Holt.

Final Transcript

Max Barrett - Tudor, Pickering, Holt & Co. — Analyst
You talked about the $50 million of Pride cost synergies just at the corporate level. Can you quantify the possible synergies if you include the operational level as well?

Jay Swent - Ensco plc — SVP and CFO
Yes. As we said, it’s a little premature for us to be talking very much about Pride in any more detail than what we’ve said in our prepared comments.

Max Barrett - Tudor, Pickering, Holt & Co. — Analyst
Fair enough. And then just switching to the two idle jackups that you talked about in Tunisia, I think you said there are a couple opportunities in the Mediterranean for 2011. Can you give us a sense as to when these rigs might go back to work?

Bill Chadwick - Ensco plc — EVP and COO
This is Bill, Max. That’s a little hard to quantify now. The civil unrest in that region has changed the schedule which would have materialized otherwise. So some of those opportunities are in Tunisia; some of them are not. Some are elsewhere in the region, and they are also impacted by the political situation now.
So there are also some outside the region. But it’s a little hard to quantify. I think all we can say is that whether it is in the Mediterranean or whether we have to relocate those rigs to other jurisdictions that we will have them back to work by I would say Q3, anyway.

Max Barrett - Tudor, Pickering, Holt & Co. — Analyst
Thanks. That does it for me.

Operator
Scott Gruber, Bernstein.

Scott Gruber - Sanford Bernstein — Analyst
You mentioned the firming of leading-edge jackup rates in your commentary. Does this extended beyond the ultra-high-spec jackups to the premium and more conventional classes?

Dan Rabun - Ensco plc — Chairman, President and CEO
Yes.

Scott Gruber - Sanford Bernstein — Analyst
And can you give us some color on which regions may be leading that push?

Dan Rabun - Ensco plc — Chairman, President and CEO

Final Transcript

I think if you — again, if you just take our fleet status reports and lay them side by side, I think what you’ll find is in every region. The only region that continues to be fairly soft is the Middle East, which has a lot of excess supply right at the moment.

Scott Gruber - Sanford Bernstein — Analyst
And then you outline your jackup utilization assumption for 2012 in the low 80%, but does your $5 EPS guidance also incorporate some jackup rate improvement?

Jay Swent - Ensco plc — SVP and CFO
There’s minor improvement, but it’s not dramatic.

Scott Gruber - Sanford Bernstein — Analyst
Okay. That’s it for me. I will turn it back, thanks.

Operator
Phil Dodge, Tuohy Brothers.

Phil Dodge - Tuohy Brothers — Analyst
A question on Mexico, how you see that market medium term — any visibility, even sustainable growth, whether it will be an absorber of rigs during the next few years?

Bill Chadwick - Ensco plc — EVP and COO
I think what we are seeing is a lot of tenders being issued by PEMEX recently. Several of those tenders are against incumbent rigs. But we are beginning to see tenders now which are clearly calling for incremental rigs.
I think that the key to what happens in Mexico are the rig specifications and the rate caps that PEMEX imposes on those tenders. For quite some time now, PEMEX has had some pretty stringent specification requirements in terms of maximum age of the rig and some other rig specifications. And those have been coupled with some fairly low rate caps. And the result of that is that there have been very, very few, if any, new incremental jackups contracted into Mexico.
So I think what we’re seeing now is PEMEX is beginning to relax some of those recently imposed stringencies. And hopefully these last few tenders and the next few to come out — we are kind of anxious to see what the specs and the rate cap look like, because we’d like to put some more rigs back in there. And we think PEMEX is probably going to have to move a little bit to meet us in the middle because they have not been successful in attracting the incremental rigs their program calls for.

Phil Dodge - Tuohy Brothers — Analyst
Okay. And to follow up on that, the floating rig market — do you see any incremental demand? I know they’ve talked about bringing in some companies from outside to help them. I’m not sure how serious that are about that, but how about the floating market, steady-state or some growth?

Dan Rabun - Ensco plc — Chairman, President and CEO
Are you talking about specifically Mexico?

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Phil Dodge - Tuohy Brothers — Analyst
Yes.

Bill Chadwick - Ensco plc — EVP and COO
I think there’s been a lot of talk. There’s been very little action. You know, some of the rigs that PEMEX contracted for some time ago are not going to materialize. They’ve made some other arrangements, and some of those might not materialize either.
But I think Mexico is a very attractive market for the future. I think there will be a lot of deepwater work done in Mexico. But I think it’s a question of PEMEX finally offering bid specifications that international contractors find attractive, at which time probably there will be a lot of good work done in Mexico in deepwater.

Phil Dodge - Tuohy Brothers — Analyst
Okay, appreciate it.

Sean O’Neill - Ensco plc — VP of IR
Operator, do you have any more questions?

Operator
(Operator Instructions).

Sean O’Neill - Ensco plc — VP of IR
Okay, operator, it appears — go ahead, operator.

Operator
We do have another question coming from Jud Bailey of Jefferies & Company.

Jud Bailey - Jefferies & Company — Analyst
Really just one quick follow-up. I think the one jackup market that wasn’t really touched on in the Q&A was the Gulf of Mexico. You’ve mentioned we’ve seen a slight uptick in rates. Can you give us a little more color on what you’re hearing from customers? And do you think this activity and some of the rate movement we’ve seen — is that sustainable for the rest of the year, even maybe during hurricane season?

Bill Chadwick - Ensco plc — EVP and COO
Jud, this is Bill. I think so. We’ve already done an awful lot of work on location analysis through hurricane season for this year. And we’ve got several locations already reviewed and approved. Some of the — we’ve got some major customers that are very active in the Gulf right now, primarily Chevron and Apache.
And they’ve become a lot more proactive than the industry has been in past times in terms of having locations approved and ready to go for hurricane season. So I’m optimistic that we will keep everything working throughout hurricane season this year.

Jud Bailey - Jefferies & Company — Analyst

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Okay. And just one follow-up on the Mexico question. I believe most of your rigs down there currently are the 250-foot class rigs. Based on your discussions with PEMEX, and most of their requirements seem like they have been 300-foot and above, what’s your level of confidence in keeping some of those rigs in Mexico at this point, even though most of them roll in 2012?

Bill Chadwick - Ensco plc — EVP and COO
Yes, they don’t roll until next year, so that’s a long way away. You know, we would certainly like to keep them active down there. PEMEX confirms that they feel like we are doing a pretty good job going for them down there, and the people we talk to say they would like to retain the rigs. So I’m optimistic, but 2012 is a long way away, especially in that market.

Jud Bailey - Jefferies & Company — Analyst
Yes. Okay. Thank you. I will turn it back.

Operator
Thank you. There are no further questions.

Sean O’Neill - Ensco plc — VP of IR
Okay, operator.

Operator
Yes, there are no further questions at this time.

Sean O’Neill - Ensco plc — VP of IR
Okay. Well, thanks very much for everyone participating on our call today. We really appreciate your interest in Ensco. Thank you.

Operator
This concludes today’s teleconference. You may disconnect your lines at this time. Thank you all for your participation.

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration

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of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended December 31, 2009, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Proposed Acquisition of Pride International, Inc. Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, 214-397-3015, or Investor Relations, Pride International, 5847 San Felipe Street, Suite 3300, Houston, TX 77057, 713-917-2020.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meetings of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.